UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Maria Kurnosova
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 737-73-55
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Public Joint-Stock Company «Bank Otkritie Financial Corporation»
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,782,378
	8.	Shared voting power 0
	9.	Sole dispositive power 10,782,378
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,782,378
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.90%[1]
14.	Type of reporting person (see instructions) BK

1
Based on 45,119,208 Class B ordinary shares outstanding as of June 06, 2017, as disclosed by QIWI in its Form 6-K filed on June 6, 2017. The 10,782,378 Class B shares referred to above represent approximately 17.78% of the total outstanding share capital of the Issuer, based on 60,635,781 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Form 6-K filed on June 6, 2017.

Explanatory Note:

This Schedule 13D records the acquisition by Public Joint-Stock Company “Bank Otkritie Financial Corporation” (“Bank Otkritie”) of beneficial ownership of 10,782,378 Class B ordinary shares of QIWI plc (“QIWI”). On August 1 and August 2, 2017, Bank Otkritie purchased 5,500,000 QIWI ADSs in three privately negotiated transactions. On August 25 and August 29, 2017, Bank Otkritie acquired 5,282,378 QIWI ADSs from Otkritie Holding JSC (“Otkritie Holding”) as a part of an internal transfer.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class B shares and ADSs of QIWI. The address of the principal executive office of QIWI is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.

Item 2.	Identity and background

This statement is filed by Bank Otkritie, a company incorporated under the laws of the Russian Federation, whose principle business is banking and business address and registered address are at 2/4 Letnikovskaya street, 115114, Moscow, Russia.

To the knowledge of Bank Otkritie, the name, business address, citizenship, and principal occupation or employment of (i) each director and executive officer of Bank Otkritie, (ii) each person controlling such corporation and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation, are set forth in Schedule A and incorporated herein by reference.

During the past five years, Bank Otkritie has not, nor, to the knowledge of  Bank Otkritie, have any of the persons listed on Schedule A hereto (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other

The consideration paid for the QIWI ADSs acquired by Bank Otkritie from Otkritie Holding was obtained from Bank Otkritie’s cash on hand.

Item 4.	Purpose of Transaction.

On August 1 and August 2, 2017, Bank Otkritie purchased 5,500,000 QIWI ADSs in three privately negotiated transactions. On August 4, 2017 Bank Otkritie reported its acquisition of QIWI ADSs in these transactions in a joint 13D/A filing with Otkritie Holding JSC with whom it shared voting and dispositive power over the QIWI ADSs.

According to the Order No. OD-2469 dated August 29, 2017, the Bank of Russia (the Central bank of the Russian Federation) (the “Bank of Russia”) appointed from August 30, 2017 a provisional administration to manage Bank Otkritie to improve the financial stability of the Bank (the “Stability Measures”). The executive bodies of Bank Otkritie were replaced with a provisional administration composed of Bank of Russia’s officers, Banking Sector Consolidation Fund Management Company’s and the State Corporation Deposit Insurance Agency’s employees. Following the Stability Measures, while Otkritie Holding JSC owns (directly and indirectly) more than 50% of the outstanding shares of Bank Otkritie, Bank Otkritie’s provisional administration has sole voting and dispositive power over all QIWI ADSs held by Bank Otkritie and Otkritie Holding does not beneficially own or have control over QIWI ADSs held by Bank Otkritie.

The acquisition of beneficial ownership of the QIWI ADSs reported in this Schedule 13D by Bank Otkritie was the result of Bank Otkritie’s acquisition of 5,282,378 QIWI ADSs from Otkritie Holding as part of an internal restructuring.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On August 25, 2017, as part of an internal transfer, Bank Otkritie purchased a total of 3,848,069 QIWI ADSs from Otkritie Holding at a price of $17.30 per ADS.

On August 29, 2017, as part of an internal transfer, Bank Otkritie purchased a total of 1,434,309 QIWI ADSs from Otkritie Holding at a price of 965 Roubles per ADS.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bank Otkritie expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell Class B ordinary shares and ADSs to third parties.

Item 7.	Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

Public Joint-Stock Company «Bank Otkritie Financial Corporation»

/s/ Maia Viktorovna Sudakova
Name

Head of the provisional administration
Title

SCHEDULE A

Individuals:
Name:	Title/Principal Occupation or Employment	Citizenship

Alexey Lvovich Karakhan	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Ruben Abelovich Aganbegyan	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Elena Vladimirovna Budnik	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Dmitry Valerievich Vasiliev	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Evgeny Leonidovich Dankevich	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexander Viktorovich Zelenov	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexander Vasilievich Murychev	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Dmitry Leonidovich Popkov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation
Olga Vladimirovna Plaksina	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Maia Viktorovna Sudakova	Head of the Provisional Administration of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Each individual listed in the table above disclaims beneficial ownership of the Class B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B
		Shares

(a)	Amount Beneficially Owned
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	10,782,378

(b)	Percent of class
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	23.90%

(c)	Number of Shares:
	(i) Sole power to vote or to direct the vote:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	10,782,378

	(ii) Shared power to vote or to direct the vote:	0
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»

	(iii) Sole power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	10,782,378

	(iv) Shared power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	0